Interim Consolidated Financial Statements
September 30, 2010

(Expressed in U.S. dollars)
(Unaudited)

Contents

Interim Consolidated Financial Statements

Consolidated Balance Sheets	3

Interim Consolidated Statements of Operations and Other Comprehensive Income (Loss)	4

Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 22

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)
(Unaudited)

	September 30, 2010	December 31, 2009

Assets

Current
Cash	$102,907,595	$44,468,432
Short-term investments (Note 3)	8,731,863	21,547,571
Advances receivable	461,424	89,821
Prepaid expenses and deposits	2,917,030	5,463,023

	115,017,912	71,568,847

Investment (Note 4)	1,852,164	1,991,682
Property, plant and equipment (Note 5)	24,292,891	8,979,907
Mineral properties (Note 6)	196,067,261	123,521,370

	$337,230,228	$206,061,806

Liabilities and Shareholders’ Equity

Current
Accounts payable	$11,422,900	$1,930,963
Accrued liabilities	53,399	301,109
	11,476,299	2,232,072
Commitments (Note 9)

Shareholders’ equity
Share capital (Note 7)	374,029,399	253,231,560
Contributed surplus	20,486,423	17,672,666

Accumulated other comprehensive income	41,368	-
Deficit	(68,803,261)	(67,074,492)
Accumulated other comprehensive income and deficit	(68,761,893)	(67,074,492)

	325,753,929	203,829,734

	$337,230,228	$206,061,806

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	173,061,938	105,961,938

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
 Interim Consolidated Statements of Operations and
Other Comprehensive Income (Loss)
(Expressed in U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Expenses
Professional fees	$285,783	$240,515	$583,030	$550,143
Consulting fees	229,831	128,506	415,013	268,016
Office and sundry	201,321	193,872	769,182	824,478
Salary	1,718,718	472,506	2,637,278	1,358,029
Employee stock based compensation	535,970	706,374	1,685,262	1,390,976
Travel	286,817	207,694	789,701	523,699
Shareholder relations and promotion	30,675	84,966	176,251	261,138
Directors fees	56,250	30,000	168,750	90,000
Interest and bank charges	8,897	4,957	24,560	13,463
Amortization	16,987	9,716	51,118	25,122
Foreign exchange gain	(4,297,885)	(6,548,929)	(5,385,650)	(6,261,514)

	926,636	4,469,823	(1,914,495)	956,450
Interest income	257,712	79,132	432,233	94,418

Income (loss) from operations	1,184,348	4,548,955	(1,482,262)	1,050,868

Share of equity loss of BRC DiamondCore Ltd. (Note 4)	(99,215)	-	(246,507)	-

Net income (loss) for the period	$1,085,133	$4,548,955	$(1,728,769)	$1,050,868

Fair value adjustment on available-for-sale investment	-	(50,492)	-	(593,617)
Cumulative translation adjustment	64,757	-	41,368	-

Other comprehensive income (loss) for the period	64,757	(50,492)	41,368	(593,617)

Comprehensive income (loss) for the period	$1,149,890	$4,498,463	$(1,687,401)	$457,251

Basic earnings (loss) per share (Note 7 (e))	$0.01	$0.04	$(0.01)	$0.01
Diluted earnings (loss) per share (Note 7(e))	$0.01	$0.04	$(0.01)	$0.01

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
 Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars)
(unaudited)
	Share Capital Number of Shares	Share Capital Amount (Note 7)	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC DiamondCore Ltd. upon loss of significant influence (Note 4)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised or forfeited	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary	-	-	-	13,247,753	-
Issued share capital	12,000,000	16,639,431	-	-	-
Issued warrants	-	1,559,947	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$158,527,626	$14,761,134	$-	$(62,309,823)
Issuance of stock options	-	-	2,911,532	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(484,576)	-
Reduction in value of investment other than temporary	-	-	-	484,576	-
Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs	-	(5,653,320)	-	-	-
Net loss for the year	-	-	-	-	(4,764,669)

December 31, 2009	105,961,938	$253,231,560	$17,672,666	$-	$(67,074,492)
Issued share capital	67,100,000	129,050,568	-	-	-
Financing costs	-	(8,252,729)	-	-	-
Issuance of stock options	-	-	2,748,136	-	-
Share of contributed surplus BRC DiamondCore Ltd.	-	-	65,621	-	-
Cumulative translation adjustment (Note 4)	-	-	-	41,368	-
Net loss for the period	-	-	-	-	(1,728,769)

September 30, 2010	173,061,938	$374,029,399	$20,486,423	$41,368	$(68,803,261)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
 Interim Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$1,085,133	$4,548,955	$(1,728,769)	$1,050,868
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Unrealized foreign exchange gain	(3,406,078)	(4,801,581)	(1,777,924)	(4,510,278)
Share of equity loss	99,215	-	246,507	-
Employee stock based compensation (Note 7(d))	535,970	796,155	1,685,262	1,480,757
Accrued interest on short-term investments	1,611	1,919	(813)	4,295
Amortization	16,987	9,716	51,118	25,122
Changes in non-cash working capital
Advances receivable	(159,226)	(171,585)	(371,603)	(41,237)
Prepaid expenses and deposits	(1,710,101)	(13,534)	(2,585,142)	(8,934)
Accounts payable	1,547,890	(534,097)	1,511,100	(146,000)
Accrued liabilities	28,847	(106,773)	(248,474)	(309,365)

	(1,959,752)	(270,825)	(3,218,738)	(2,454,772)
Investing activities
Acquisition of property, plant and equipment	(4,183,266)	(7,697,814)	(13,086,383)	(7,790,845)
Proceeds from maturity (purchase) of short-term investments	(5,003)	(376,856)	12,816,538	(2,284,289)
Change in restricted cash	-	5,592,779	-	5,350,779
Advances to BRC DiamondCore Ltd.	-	(5,229,943)	-	(5,235,349)
Mineral properties (Note 6)	(31,544,309)	(3,266,340)	(60,650,946)	(12,845,754)

	(35,732,578)	(10,978,174)	(60,920,791)	(22,805,458)
Financing activities
Common shares issued, net of issuance costs	-	2,799	120,797,839	94,703,934

Effect of foreign exchange on cash held in foreign currency	3,406,690	3,896,996	1,780,853	3,553,561

Net (decrease) increase in cash during the period	(34,285,640)	(7,349,204)	58,439,163	72,997,265

Cash, beginning of period	137,193,235	82,700,069	44,468,432	2,353,600

Cash, end of period	$102,907,595	$75,350,865	$102,907,595	$75,350,865

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

1.	Summary of Significant Accounting Policies

Nature of Business and Basis
of Presentation

Banro Corporation's (the "Company") business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation
These interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

These interim consolidated financial statements have been prepared on a basis consistent with that followed in the audited consolidated financial statements of the Company for the year ended December 31, 2009, with the exception of the changes disclosed in the notes to these interim consolidated financial statements.  The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

Investments
Investments in the common shares of companies subject to significant influence are accounted for using the equity method.  Investments in companies where significant influence cannot be exerted are designated as available-for-sale at market value.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

	Furniture and fixtures	- 20% declining balance basis
	Office equipment	- Straight line over four years
	Vehicles	- Straight line over four years
	Communication equipment	- Straight line over four years
	Field camps	- Straight line over four years
	Surveying equipment	- Straight line over four years
	Geochemistry	- Straight line over four years
	Field equipment	- Straight line over four years
	Mining equipment	- Straight line over four years
	Equipment and machinery	- Straight line over four years
	Leasehold improvements	- Straight line over life of lease

Included in equipment and machinery is a purchased gold process plant, which will not be amortized until construction is completed.

Asset Impairment
The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment loss reconsideration events were identified for the three and nine month periods ended September 30, 2010 and at December 31, 2009.

Foreign Currency Translation
These interim consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”).  The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive (loss) income. See Note 4 with respect to the foreign currency translation of the Company’s investment in BRC DiamondCore Ltd.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

Mineral Properties
Exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known.  As the Company currently has no operating income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs.  If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options
The Company has a stock option plan, which is described in Note 7(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements over the vesting period.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.  Shares are issued from treasury upon the exercise of stock options.

Asset Retirement Obligations
The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.  The Company has no asset retirement obligations recorded on its balance sheet as at September 30, 2010 and at December 31, 2009.

Financial Instruments – recognition
and measurement
Held-for-trading financial instruments which include cash are initially measured at fair value and changes in fair value are recognized in net income (loss) for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from impairment write-downs are recognized in net loss for the period. The Company’s short term investments are classified as held-to-maturity and are recorded at amortized cost. Advances receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

Available-for-sale (“AFS”) financial assets are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Impairment losses that are considered other than temporary are recorded in the statement of operations and other comprehensive income (loss) in the period the impairment occurs.

Income Taxes
The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Earnings (loss) per Share
Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

Use of Estimates
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of any revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and assumptions include those related to the recoverability of deferred exploration and development expenditures, mineral properties, stock options and assessment of other than temporary declines in investments.

Variable Interest Entities
Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns.  The Company currently does not have any VIE's.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, Business Combinations, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  These sections will require that a non-controlling interest be presented as part of shareholder’s equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Banro Corporation
Notes to Interim Consolidated financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

2.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

3.	Short Term Investments

As at September 30, 2010, the Company had investments in U.S.dollar commercial paper and discount notes with interest rates from 0.13% to 0.14%, maturity dates up to November 16, 2010 and a market value of $8,732,165 at September 30, 2010 (December 31, 2009 - $2,284,301). As at September 30, 2010, there were no Canadian dollar discount notes outstanding.  As at December 31, 2009, the Company had outstanding a Canadian dollar (“Cdn$”) discount note with an interest rate of 0.22%, maturity of February 16, 2010 and a market value of $2,328,392 (Cdn$ 2,447,075).  In addition, the Company had investments in U.S.$ commercial paper and discount notes with interest rates from 0.10% to 0.12%, maturity dates up to March 16, 2010 and a market value of $19,216,724 at December 31, 2009.  Short term investments are held to maturity.

4.	Investment in BRC DiamondCore Ltd.

	September 30, 2010	December 31, 2009

BRC DiamondCore Ltd.	$1,852,164	$1,991,682

As at September 30, 2010, the Company owned 35,433,987 common shares, representing a 39.63% (December 31, 2009 – 39.63%) equity interest, in BRC DiamondCore Ltd. (“BRC).  The market value of the Company’s investment in BRC as at September 30, 2010 is $3,099,127.  In addition, as at September 30, 2010, an amount of $12,954 (December 31, 2009 - $12,954) was payable to BRC with respect to the Company’s share of common expenses in the Congo.  The principal business of BRC is the acquisition and exploration of diamond properties.

       The Company's investment in BRC is summarized as follows:
Available-For-Sale (“AFS”) investment at December 31, 2008	$768,463
Fair value of AFS investment to November 23, 2009	(484,576)
Acquisition of BRC shares at November 24, 2009	2,688,671
Share of loss from November 24 to December 31, 2009	(215,154)
Reduction in investment of BRC at December 31, 2009	(752,768)
Amount due to BRC as at December 31, 2009	(12,954)

Equity method accounted investment at December 31, 2009	1,991,682
Share of loss for the nine month period ended September 30, 2010	(246,507)
Share of BRC contributed surplus	65,621
Cumulative translation adjustment	41,368
Equity method accounted investment at September 30, 2010	$1,852,164

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

4. Investment in BRC DiamondCore Ltd. (continued)

As at September 30, 2010, the Company had significant influence over BRC and therefore, the Company’s investment in BRC is accounted for using the equity method.  The Company recorded its share of BRC’s loss of $246,507 (December 31, 2009 - $752,768) to adjust the carrying value of the investment to its share of the net equity of BRC as at September 30, 2010.

The assets and liabilities of BRC are translated into U.S. dollars at the period end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive income as a separate component of shareholders’ equity.

BRC’s summarized consolidated balance sheets as at September 30, 2010 and as at December 31, 2009, converted to U.S. dollars at the period end rate of exchange, and income statements for the three and nine months ended September 30, 2010, converted to U.S. dollars at the average rate of exchange, are as follows:

	September 30, 2010	December 31, 2009
Assets
Current assets	$214,186	$787,529
Mineral properties	5,626,567	5,527,107
Property, plant and equipment	10,144	134,917

	5,850,897	6,449,553

Liabilities	(1,144,763)	(1,391,175)

Net Equity	$4,706,134	$5,058,378

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Statement of Operations
Interest income	$-	$-
Expenses	(250,352)	(623,432)

Net Loss	$(250,352)	$(623,432)

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

5.	Property, Plant and Equipment

September 30, 2010	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$160,213	$76,977	$83,236
Office equipment	692,114	389,598	302,516
Vehicles	2,359,421	1,063,762	1,295,659
Communication equipment	180,350	92,521	87,829
Field camps	1,416,175	624,584	791,591
Surveying equipment	106,780	101,500	5,280
Geochemistry	186,856	176,163	10,693
Field equipment	275,674	53,100	222,574
Mining equipment	16,404,674	2,325,160	14,079,514
Equipment & machinery	7,407,250	-	7,407,250
Leasehold improvements	8,948	2,199	6,749

	$29,198,455	$4,905,564	$24,292,891

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$158,463	$63,167	$95,296
Office equipment	501,201	312,756	188,445
Vehicles	1,117,264	823,462	293,802
Communication equipment	136,561	65,848	70,713
Field camps	953,993	451,075	502,918
Surveying equipment	106,780	96,700	10,080
Geochemistry	186,856	161,154	25,702
Field equipment	112,336	21,757	90,579
Equipment & machinery	7,700,541	-	7,700,541
Leasehold improvements	2,740	909	1,831

	$10,976,735	$1,996,828	$8,979,907

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

6.	Mineral Properties

a)	Deferred Exploration and Development Expenditures

	Nine month period ended September 30, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to September 30, 2010

Exploration and development costs	$68,625,399	$16,317,944	$198,636,613
Stock option compensation expense	1,062,874	815,035	8,805,438
Amortization of property, plant and equipment	2,857,618	496,572	5,126,268
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	72,545,891	17,629,551	212,236,192
Effect of exchange rate change	-	-	2,511

	72,545,891	17,629,551	212,238,703
Write-off	-	-	(16,191,442)

	$72,545,891	$17,629,551	$196,047,261

b)	Mineral Rights

	Nine month period ended September 30, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to September 30, 2010

Mineral rights	$-	$-	$9,701,194
Write-off	-	-	(9,681,194)

	$-	$-	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total mineral properties September 30, 2010	$196,067,261

Total mineral properties, December 31, 2009	$123,521,370

Included in total mineral properties is a total cost of $1,702,894 (December 31, 2009 - $1,268,505) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.  These expenses include salaries to employees of the Banro Foundation and funding for community projects such as water supplies and the building of schools and medical centres.

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

7.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On May 20, 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for gross proceeds of Cdn $137,555,000 ($129,050,568) and financing costs of Cdn$8,906,229 ($8,252,729).

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

(c)	Share Purchase Warrants

As at September 30, 2010, the Company had outstanding warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, 75% of the options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of such options vest on the 18 month anniversary of their grant date.  As at September 30, 2010, the Company had 11,106,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn$4.35 per share, expiring at various dates between January 25, 2011 and September 16, 2015.

The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.57 and 2.65, respectively.

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

7.	Share Capital - (continued)

(d)  Stock Options - (continued)

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2008	3,524,750	$9.74
Forfeited	(22,000)	3.10
Cancelled	(45,000)	15.00
Expired	(493,000)	3.87
Granted	4,030,000	2.17
Outstanding at December 31, 2009	6,994,750	$9.74
Forfeited	(270,000)	2.28
Expired	(391,250)	4.32
Granted	4,773,000	2.13
Outstanding at September 30, 2010	11,106,500	$4.35

The following table summarizes information about stock options outstanding and exercisable at September 30, 2010:

	Options outstanding and exercisable
Date of grant	Number outstanding at 09/30/10	Options Exercisable at 09/30/10	Exercise price Cdn$	Expiry date

01/25/06	250,000	250,000	11.25	1/25/11
02/06/06	20,000	20,000	11.25	2/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	277,500	3.10	9/26/13
10/30/08	180,000	180,000	1.10	10/30/13
3/2/09	200,000	200,000	2.00	3/2/14
3/26/09	3,175,000	3,175,000	2.15	3/26/14
4/6/09	10,000	7,500	2.16	4/6/14
9/1/09	280,000	210,000	2.30	9/1/14
9/14/09	75,000	56,250	2.55	9/14/11
11/2/09	50,000	-	2.30	11/2/14
12/14/09	50,000	-	2.30	12/14/14
12/16/09	50,000	-	2.30	12/16/14
1/6/10	250,000	-	2.31	1/06/15
1/12/10	65,000	-	2.30	1/12/15
1/20/10	90,000	-	2.30	1/20/15
3/24/10	70,000	-	2.30	3/24/15
6/07/10	130,000	-	2.30	6/7/15
6/22/10	230,000	-	2.30	6/22/15
7/12/10	30,000	-	2.13	7/12/15
7/23/10	485,000	-	2.30	7/23/15
9/10/10	3,093,000	-	2.05	9/10/15
9/16/10	200,000	-	2.16	9/16/15
	11,106,500	6,222,250

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

7.	Share Capital - (continued)

(d)  Stock Options - (continued)

During the three and nine month periods ended September 30, 2010, the Company recognized in the statement of operations and other comprehensive income (loss) as an expense $535,970 and $1,685,262, respectively (compared to $706,374 and $1,390,976 during the same respective periods in 2009) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $1,062,874 for the nine month period ended September 30, 2010 (for the nine month period ended September 30, 2009 - $501,712) related to stock options issued to employees and a consultant of the Company’s subsidiaries in the Congo was capitalized as mineral properties. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)   risk-free interest rate: 1.63% to 2.10% (December 31, 2009 – 1.35% to 1.90%) which is based on the Canadian Zero Coupon Bond Rate

(ii)  expected volatility: 89.53% to 91.29% (December 31, 2009 – 92.51% to 104.91%) which is based on the Company’s historical stock price

(iii) expected life: 3 years (December 31, 2009 – 2 to 3 years)

(iv) expected dividends: $Nil (December 31, 2009 - $Nil)

A summary of the status of the Company’s non-vested options as at September 30, 2010 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2009	4,144,375	$1.27
Granted	4,773,000	1.18
Forfeited	(270,000)	1.37
Vested	(3,763,125)	1.26

Non-vested at September 30, 2010	4,884,250	$1.23

(e)	Earnings (loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the three month period ended September 30, 2010, amounting to 173,061,938 common shares (September 30, 2009 – 105,961,938) and for the nine month period ended September 30, 2010, amounting to 138,651,682 common shares (September 30, 2009 – 76,063,389).

Diluted earnings (loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2010 is 173,140,242 and 138,730,087 common shares, respectively (three and nine month periods ended September 30, 2009 – 105,961,938 and 76,063,389, respectively). As at September 30, 2010, 17,106,500 common shares related to stock options and warrants were anti-dilutive.

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

8.	Related Party Transactions

During the three and nine month periods ended September 30, 2010, the Company paid directors’ fees of $56,250 and $168,750, respectively to non-executive directors of the Company, (compared to $30,000 and $90,000 during the same respective periods in 2009).

During the three and nine months ended September 30, 2010, legal fees of $193,557 and $527,487 (compared to $204,574 and $649,315 during the same respective periods in 2009), incurred in connection with general corporate matters as well as the Company’s financing, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at September 30, 2010, $125,497 (December 31, 2009 - $29,772) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

As at September 30, 2010, an amount of $12,954 was due to BRC with respect to the Company’s share of common expenses in the DRC. Also see Note 4 of the Interim Financial Statements for additional information.

9.	Commitments

a)	Commitments

Pursuant to the terms of a departure agreement with a former employee, the Company has agreed to pay up to $500,000 to the former employee upon first gold pour at the Company’s Twangiza project.  This payment is also subject to certain further conditions.

b)	Lease Commitments

The Company's future minimum operating lease commitments for office premises as at September 30, 2010 are as follows:

2010	$135,389
2011	231,750
2012	211,088
2013	49,613
$627,840

10.	Segment Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of property, plant and equipment and mineral properties are as follows:

	September 30, 2010	December 31, 2009

Congo – mineral properties	$196,067,261	$123,521,370
Congo – property, plant and equipment	24,106,572	8,760,656
Canada – property, plant and equipment	186,319	219,251
	$220,360,152	$132,501,277

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

11.	Supplemental Cash Flow Information

During the period indicated the Company undertook the following significant non-cash transactions:
	Three month period ended September 30, 2010	Three month period ended September 30, 2009	Nine month period ended September 30, 2010	Nine month period ended September 30, 2009
Amortization included in mineral properties	$1,248,438	$121,144	$2,857,618	$334,178
Stock option compensation included in mineral properties	$475,014	$218,735	$1,062,874	$501,712
Interest paid	$-	$-	$-	$-

As at September 30, 2010, an amount of $5,135,339 was transferred from prepaid expenses and deposits to property, plant and equipment when title to the equipment was received.

12.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, advances receivable, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

12.	Financial Instruments and Risk Management (continued)

The Company’s assets are measured as follows:

Cash – The carrying value of cash approximates fair value as maturities are less than three months.
Short-term investments – The carrying value of short-term investments is recorded at amortized cost of $8,731,863 which differs from the fair value disclosed below.

	Fair Value Measurements at Reporting Date Using:
September 30, 2010	Level 1	Level 2	Level 3
Assets:
Cash	$102,907,595	-	-
Short-term investments	$8,732,165	-	-

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive (loss) income. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2010.

	Canadian dollars	Congolese francs	South African rand	British pounds	Australian Dollar
Cash	87,728,975	768,019	1,776,080	879	1,110
Prepaid expenses	30,375	-	46,473	-	-
Accounts payable	(314,568)	-	(12,839,522)	(231,295)	-
Total foreign currency net working capital	87,444,782	768,019	(11,016,969)	(230,416)	1,110
US$ exchange rate at September 30, 2010	$0.9718	$0.0011	$0.1434	$1.5805	$0.9700
Total foreign currency net working capital in US$	$84,978,839	$845	$(1,579,833)	$(364,172)	$1,077
Impact of a 10% strengthening of the US$ on net loss	$8,497,884	$84	$(157,983)	$(36,417)	$108
Impact of a 10% strengthening of the US$ on other comprehensive income	-	-	-	-	-

Banro Corporation
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise noted)
(unaudited)
September 30, 2010

12.	Financial Instruments and Risk Management (continued)

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash is held in Canada, the Congo and South Africa.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

13.	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by striving to attract shareholders who understand the long term value of the business being developed.